Icon Vapor, Inc.

11578 Sorrento Valley Road San Diego, CA 92121

December 6, 2014

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Icon Vapor, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed October 24, 2014
File No. 000-55284

Dear Ms. Ravitz:

Icon Vapor, Inc., a California corporation (the “Company”), has received and reviewed your letter of November 10, 2014, pertaining to Company’s Registration Statement on Form 10 as filed with the Securities & Exchange Commission (the “Commission”) on September 16, 2014 (the “Filing”), File No. 000-55284.

Specific to your comments, please find our responses below. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated October 10, 2014.

Explanatory Note, page 1

1. Please revise the first paragraph on page 1 to provide additional context for the disclosure. It is not clear, in this regard, why the information about the record date, spin-off and information statement is related to this amendment to the Form 10. Also, tell us the basis for your disclosure in the second and third sentences in the new second paragraph on page 1.

RESPONSE:

In consideration of your comment, the first paragraph on page 1 of the amended Filing has been revised to remove information about the record date, spin-off and information statement that was inadvertently included. Further, the second and third sentences referenced in the above comment have been removed to avoid confusion.

Please see page 1 of Amendment No. 2 to Registration Statement on Form 10.

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Description of Business, page 3

2. Please update the disclosure on page 4 that you are focused on a commercial roll-out in the U.S. market given your disclosure in Exhibit 99.1 of your Form 8-K filed on October 29, 2014 about the Canadian market. Also, expand the disclosure in the Government Regulation section on page 8 about regulation in the United States to include the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K regarding Canada. In addition, expand the disclosure in the Risk Factors section to include a risk factor to highlight the risk of government regulation of your business in Canada.

RESPONSE:

In consideration of your comment, the disclosure on page 4 that we are focused on a commercial roll-out in the U.S. market given our disclosure in Exhibit 99.1 of your Form 8-K filed on October 29, 2014 about the Canadian market has been revised. Also, the disclosure in the Government Regulation section on page 8 about regulation in the United States has been expanded to include the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K regarding Canada. In addition, the disclosure in the Risk Factors section to include a risk factor to highlight the risk of government regulation of our business in Canada has been expanded.

Please see pages 4, 10 and 15 of Amendment No. 2 to Registration Statement on Form 10.

3. We note your response to prior comment 5. However, it is not clear why, in light of your obligations when including internet addresses in your document, you added, rather than removed internet addresses on pages 4 and 6. Please revise or advise.

RESPONSE:

In consideration of your comment, all internet addresses in the amended Filing have been removed.

Please see pages 4, 6, 9, 14 and 26 of Amendment No. 2 to Registration Statement on Form 10.

Strategy and Approach, page 6

4. Please update the disclosure here and elsewhere in your document about online sales and a network of independent members using the direct selling channel given that on October 29, 2014 you filed a Form 8-K to disclose that you entered into a letter of intent to acquire an electronic cigarette sales and distribution company.

RESPONSE:

In consideration of your comment, we have updated our disclosure about online sales and a network of independent members to reflect our entry into a letter of intent with Green Tree Syndicate, Inc., an electronic cigarette sales and distribution company.

Please see pages 6 and 26 of Amendment No. 2 to Registration Statement on Form 10.

Government Regulation, page 8

5. We note your response to prior comment 6. Please expand the disclosure in this section to highlight the recently proposed rules by the FDA seeking to regulate e-cigarettes. In this regard, we note that you have included two of the rules in the penultimate paragraph on page 8.

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RESPONSE:

In consideration of your comment, we have expanded the disclosure in this section to highlight the recently proposed rules by the FDA seeking to regulate e-cigarettes.

Please see pages 8 and 13 of Amendment No. 2 to Registration Statement on Form 10.

6. We note your response to the first bullet point in prior comment 2. However, please reconcile your disclosure in the fifth paragraph on page 9 that on February 15, 2010 you voluntarily executed an assurance of discontinuance with the State of Maine with the disclosure in the last paragraph on page 11 that you adopted your business plan to design, market and sell electronic cigarettes in 2011. Please advise or revise.

RESPONSE:

In consideration of your comment, we have removed the reference to an assurance of discontinuance from the State of Maine that was included in the Filing inadvertently.

Please see page 9 of Amendment No. 2 to Registration Statement on Form 10.

Risk Factors, page 11

7. Please update the disclosure in the first three risk factors on page 11 about your accumulated deficit at June 30, 2014, net losses for the six months ended June 30, 2014 and negative working capital at December 31, 2013. In this regard, we note that you included in this document financial statements for the nine months ended September 30, 2014.

RESPONSE:

In consideration of your comment, we have updated the disclosure in the first three risk factors on page 11 to include information documented in our financial statements for the nine months ended September 30, 2014.

Please see page 11 of Amendment No. 2 to Registration Statement on Form 10.

Stock market fluctuations may adversely affect the price of our shares, page 24

8. Please update the disclosure in this section regarding the closing price per share of your common stock. In this regard, we note that the timeframe you refer to in this risk factor is limited to the period from December 31, 2013 to March 31, 2014. However, it appears that the closing price per share of your common stock was $.23 per share on October 23, 2014, the day before you filed your amendment to your Form 10. Also, we note that the closing price per share of your common stock was $.16 per share on October 30, 2014.

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RESPONSE:

In consideration of your comment, we have updated the disclosure regarding the closing price per share of our common stock.

Please see page 24 of Amendment No. 2 to Registration Statement on Form 10.

Management’s Discussion and Analysis, page 26

9. Please update MD&A to September 30, 2014, the latest interim financial statement period included in the filing.

RESPONSE:

In consideration of your comment, we have updated the MD&A to include financial information from the latest interim financial period dated September 30, 2014.

Please see pages 26-31 of Amendment No. 2 to Registration Statement on Form 10.

10. Please revise the disclosure in the second paragraph of this section to clarify the reference to “significant progress has been made working directly with the mass market accounts” as we requested in prior comment 12.

RESPONSE:

In consideration of your comment, we have revised the disclosure in the second paragraph of the referenced section to remove the reference to “significant progress has been made working directly with the mass market accounts” in order to avoid confusion.

Please see page 26 of Amendment No. 2 to Registration Statement on Form 10.

Cash Requirements, page 30

11. We note your response to prior comment 13. Please update the disclosure regarding your cash requirements given that you disclosed in Item 1.01 of your Form 8-K filed on October 29, 2014 the acquisition of Green Tree in exchange for cash equal to $2 million and the issuance of 33 million shares of your common stock. In view of your disclosure in the last sentence on page 30 that you would need at least $1 million in financing in order to execute your business plan over the next twelve months, please clarify how you plan to finance the acquisition.

RESPONSE:

In consideration of your comment, we have updated the disclosure regarding our cash requirements to state that we will need least $7 million in financing in order to execute our business plan over the next twelve months and to clarify how we plan to finance the acquisition.

Specifically, we plan to finance the acquisition as well as our cash requirements for the next 12 months through private placement offerings of the Company’s securities.

Please see page 30 of Amendment No. 2 to Registration Statement on Form 10.

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Security Ownership of Certain Beneficial Owners and Management, page 32

12. Please update the disclosure in this section about beneficial ownership as of June 30, 2014 and the number of shares outstanding as of March 31, 2014. In this regard, we note your disclosure on page F-1 that you have over 41 million shares of common stock outstanding as of September 30, 2014.

RESPONSE:

In consideration of your comment, we have updated the disclosure to reflect our issued and outstanding stock as of September 30, 2014.

Please see page 32-33 of Amendment No. 2 to Registration Statement on Form 10.

Certain Relationships and Related Transactions, page 35

13. We note your responses to prior comments 19 and 20. Please expand the disclosure in the first two paragraphs of this section to identify the officer(s).

RESPONSE:

In consideration of your comment, we have expanded the disclosure in the first two paragraphs of this section to identify the officer as directed in your comment.

Specifically the officer referenced is Dan Balsiger, the Company’s current chief executive officer.

Please see page 35 of Amendment No. 2 to Registration Statement on Form 10.

Recent Sales of Unregistered Securities, page 37

14. Your response to prior comment 21 is unclear. In this regard, please tell us how you determined the shares were purchased for $.225 per share in view of your disclosure on page 8 of your Form 1-A amended August 1, 2013 that Kodiak Capital Group had the option to purchase shares of your common stock at a fixed price of $.40 per share and that your offering statement was declared qualified on August 14, 2013.

RESPONSE:

As indicated in the Filing, we hereby confirm that, on August 28, 2013, the Company issued 600,000 shares to the Kodiak Capital Group (“Kodiak”) for cash of $135,000. Pursuant to the Option Agreement dated April 5, 2013, which was filed with the Commission on Form 1-A/A, as amended, on November 14, 2013, the Company granted to the Kodiak Capital Group (“Kodiak”) the option to purchase shares of our common stock at a fixed price of $.40 per share. However, on August 28, 2014 entered into an Addendum to the Option Agreement (the “Addendum”) pursuant to which the Company issued 600,000 shares to Kodiak in exchange for cash equal to a total purchase price of $135,000, or a purchase price of $0.225 per share.

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Please see the fully executed Addendum to the Option Agreement entered into by and between the Company and Kodiak, which is filed as Exhibit 10.5.

15. Please update the disclosure in this section. In this regard, we note that you have not provided the disclosure required by Item 701 of Regulation S-K for the issuance of 364,642 shares of common stock in 2014 for debt reduction, 1,000,000 shares of common stock for services in July 2014 and 733,334 shares of common stock for cash in 2014 as disclosed on page F-3.

RESPONSE:

In consideration of your comment, we have updated the disclosure to disclose the issuance of 364,642 shares of common stock in 2014 for debt reduction, 1,000,000 shares of common stock for services in July 2014 and 733,334 shares of common stock for cash in 2014.

Please see page 37 of Amendment No. 2 to Registration Statement on Form 10.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2014 and 2013 Statements of Cash Flows, page F-4

16. Tell us whether the $149,000 financing activities item labeled “reduction of debt” was a cash or non-cash repayment of borrowings. If the reduction arose from a non-cash transaction, such as repayment through issuance of equity securities, tell us how your cash flow statement presentation considers the guidance from FASB ASC 230-10-50-3 through 50-6. Under the cited guidance, non-cash financing and investing activities are excluded from the body of the cash flow statement.

RESPONSE:

In consideration of your comment, we have updated the disclosure to clarify whether the $149,000 financing activities item labeled “reduction of debt” was a cash or non-cash repayment of borrowings and to revise our cash flow statement presentation in consideration of guidance from FASB ASC 230-10-50-3 through 50-6.

Please see page F-4 of Amendment No. 2 to Registration Statement on Form 10.

Note 9. Subsequent Events, page F-11

17. We see that on October 22, 2014 you entered into a letter of intent for a potential business combination. Please revise to provide appropriate subsequent events disclosure in the notes to financial statements.

RESPONSE:

In consideration of your comment, we have updated the disclosure to provide appropriate subsequent events disclosure in the notes to financial statements regarding the Company’s potential business combination.

Please see page F-11 of Amendment No. 2 to Registration Statement on Form 10.

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Unaudited Interim Financial Statements for the Six Months Ended June 30, 2014 and 2013

18. We note that you updated your interim financial statements to September 30, 2014. If you elect to continue to also present financial statements for the interim period ended June 30, 2014, please revise those financial statements to conform to all of the relevant financial statement comments from our letter dated October 10, 2014.

RESPONSE:

In consideration of your comment, we have removed our financial statements for the interim period ended June 30, 2014 in order to avoid confusion.

Audited Financial Statements for the Years Ended December 31, 2013 and 2012 Notes to Financial Statements, page F-28

19. Please revise to remove the label “unaudited” from the header to the financial statement footnotes.

RESPONSE:

In consideration of your comment, we have removed the label “unaudited” from the header to the financial statement footnotes.

Please see page F-17 of Amendment No. 2 to Registration Statement on Form 10.

Note 5. Notes Payable – Short Term/Long Term Debt, page F-32

20. Please further revise to disclose the payment terms and maturity dates of the convertible notes issued in 2013 as requested in our prior comment 30. Refer to FASB ASC 505-10-50.

RESPONSE:

In consideration of your comment, we have revised the disclosure to disclose the payment terms and maturity dates of the convertible notes issued in 2013, as requested.

Please see page F-21 of Amendment No. 2 to Registration Statement on Form 10.

Note 10. Restated Financials, page F-34

21. Please tell us why discontinued operations from the liquidation of Fashion Handbags in 2012 is not also a factor leading to restatement of 2012 financial statements. In that regard, we do not see discontinued operations presented in the unaudited financial statements for your 2012 year-end which were included in the Form 1-A/A filed on November 14, 2013.

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RESPONSE:

In consideration of your comment, we have provided disclosure clarifying why discontinued operations from the liquidation of Fashion Handbags in 2012 are not also a factor leading to restatement of 2012 financial statements.

Please see page F-23 of Amendment No. 2 to Registration Statement on Form 10.

22. As a related matter, please clearly label “as restated” all relevant parts of the 2012 financial statements, including your statements of operations, stockholders’ equity and cash flows, and relevant footnotes.

RESPONSE:

In consideration of your comment, we have labeled as “restated” all relevant parts of the 2012 financial statements, including our statements of operations, stockholders’ equity and cash flows and relevant footnotes, as directed in your comment.

Please see pages F-13 – F-16 of Amendment No. 2 to Registration Statement on Form 10.

In connection with the Company’s responding to the comments set forth in the November 10, 2014 letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Daniel Balsiger
Daniel Balsiger
CEO and President

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